^form 13G
AMMEND#
1
STOCK_NAME
C.P. Clare Corp.
CLASS
Common
CUSIP
12615K107
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
REPORTING TYPE
IA
STOCK_NAME
C.P. Clare Corp.
STOCK_ADDRESS
430 Bedford Street, Lexington, MA  02173-1548
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
12615K107
BENEFICIALLY
15,500
PERCENT
0.17%
^page
SOLE
15,500
SHARED
0
SOLE_DISPOSE
15,500
SHARED_DISPOSE
0
CHECK
x
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page